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                                                                EXHIBIT 19.1


                               [BLUEGREEN LOGO]

PRESS RELEASE

Contact:  Mary Jo Wiegand, Vice President


  NEW TICKER SYMBOL FOR BLUEGREEN CORPORATION BECOMES EFFECTIVE MARCH 25, 1996

     Boca Raton, Florida, March 19, 1996 - Bluegreen Corporation, currently trading under "PAT" on the New York Stock Exchange, will begin trading under the symbol "BXG" effective Monday, March 25, 1996. The new ticker follows an announcement of a change in the Company's name from Patten Corporation to Bluegreen Corporation. The name change became effective on March 8, 1996 when the Company amended its charter with the Commonwealth of Massachusetts.

     The new name reflects a change in the Company's strategic direction.
Known as a leading recreational land development and sales company in America for nearly 30 years, the Company expanded its business lines to include vacation ownership (timesharing) in 1994. The Company currently operates two timesharing resorts in the Smoky Mountains of eastern Tennessee and has begun development on a third in Myrtle Beach, South Carolina. Commenting on the name change, George F. Donovan, President and Chief Executive Officer stated, "our business is about lifestyles and the choices people make concerning where they reside, where they relax and where they vacation. Our objective is to see Bluegreen recognized by American households as the company that offers colorful places to live and play". The Company is headquartered in Boca Raton, Florida and operates in twenty-one of the United States.


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